(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number     0-13829

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Pemco Aviation Group, Inc.
Full Name of Registrant

Former Name if Applicable

1943 North 50th Street
Address of Principal Executive Office (Street and Number)

Birmingham, Alabama 35212
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Pemco Aviation Group, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”) with the Securities and Exchange Commission (“SEC”) within the prescribed time period because the Company requires additional time to complete its consolidated financial statements for the year ended December 31, 2006. In particular, the government’s delay in awarding the KC-135 contract, which historically has accounted for approximately 50% of the Company’s revenue, has created the need to perform additional procedures related to income tax asset valuation and completing valuation services on the fair value of fixed assets at the Birmingham, Alabama facility. Additionally, the Company is still in the process of providing information necessary for its independent auditor to complete its documentation and related audit procedures in connection with the audit of the financial information contained in the 2006 Form 10-K.

The Company expects to file the 2006 Form 10-K within the 15-day extension period afforded by SEC Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Randall C. Shealy, Senior Vice President and Chief Financial Officer	(205)	510-4944
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects on a preliminary basis to report sales in 2006 ranging from $160 million to $162 million, an increase of approximately 6-7% over sales of $150.3 million in 2005. Net income for 2006 is expected to range from $0.4 million to $0.6 million, compared to a net loss of $5.8 million in 2005. Income from continuing operations for 2006 is expected to be in the range of $0.1 million to $0.2 million, compared to a loss from continuing operations of $6.1 million in 2005. The Company anticipates presenting the businesses which previously comprised the Manufacturing and Components Segment as discontinued operations. Income from discontinued operations for 2006 is expected to be in the range of $0.3 million to $0.4 million. The Company expects basic and diluted loss per share to range from $0.12 to $0.14, compared to basic and diluted loss per share of $1.42 in 2005.

This Form 12b-25 contains forward-looking statements made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be identified by their use of words, such as “estimate,” “expect,” “intend,” “anticipate” and other words and terms of similar meaning, in connection with any discussion of the Company’s financial statements, business, financial condition, results of operations or liquidity. Factors that could affect the Company’s forward-looking statements include, among other things: the final audit of the Company’s financial results for the year ended December 31, 2006; negative reactions by the Company’s stockholders, creditors or customers to the delay in providing financial information; the impact and result of any litigation, investigation or other action by The Nasdaq Stock Market, the SEC or any other governmental agency related to the Company or its delay in providing financial information; changes in global or domestic economic conditions; the loss of one or more of the Company’s major customers; the Company’s ability to obtain additional contracts and perform under existing contracts, including, without limitation, whether the Company is awarded a new KC-135 contract; the outcome of pending and future litigation and the costs of defending such litigation; financial difficulties experienced by the Company’s customers; potential environmental and other liabilities; the inability of the Company to obtain additional financing; material weaknesses in the Company’s internal control over financial reporting; regulatory changes that adversely affect the Company’s business; loss of key personnel; and other risks detailed from time to time in the Company’s SEC reports, including its most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. The Company cautions readers not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to update or revise any forward-looking statements.

Pemco Aviation Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 30, 2007	By	/s/ Randall C. Shealy
Randall C. Shealy Sr. Vice President and Chief Financial Officer